February 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Schroeder and Michael Volley

Re:	Atlanticus Holdings Corporation Form 10-K for Fiscal Year Ended December 31, 2023 Response Dated November 22, 2024 File No. 001-40485

Dear Mr. Schroeder and Mr. Volley:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated January 23, 2025 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Business, page 1

1.

We note your response to prior comment 2 and your disclosure in the Private Label Credit section on page 29 in your September 30, 2024 Form 10-Q. Please address the following:

• Tell us whether your fair value measurement of private label credit products uses the promotional and other below market terms offered to consumers by merchants.

• Tell us whether your fair value measurement of private label credit products considers merchant fees that offset the below market terms and which is recognized in revenue at the purchase date. If so, please tell us why since it appears that a market participant would not receive these fees.

United States Securities and Exchange Commission February 6, 2025 Page 2

Company Response:

We estimate the fair value of receivables using a discounted cash flow model, which considers various factors such as expected yields on consumer receivables, the timing of expected payments, customer default rates, estimated costs to service the portfolio, and valuations of comparable portfolios. The result of this discounted cash flow is our estimate of what a market participant would pay to acquire the receivable. As discussed further in our response to Comment 3, because we consider ourselves the principal in separate agreements with our bank partners and retail partners, we recognize the merchant fee as income at the purchase date. The discounted cash flow analysis of receivables does not consider the impact of merchant fees, which are already recognized as of the fair value measurement date. This fee is paid to us by our retail partner on the same day we purchase the receivable from our bank partner. For subsequent purchases included in our fair value model, we include the merchant fee to the extent it impacts expected cash flows (as an inflow of cash). We believe (and have observed through our negotiations with both new and existing retail partners) that in a market transaction, participants assume a transaction flow with similar terms to our merchant fee. We believe that this approach is most consistent with the objectives of ASC 820 and is consistent with market valuation practices used by acquirers of similar receivable portfolios. The fair value model also considers other below market terms that may be inherent within a consumer receivable, such as below market billable yields on consumer receivables, which impact expectations of future cash receipts associated with the receivable.

2.

We note your response to prior comment 2 and your disclosure in the Private Label Credit and General Purpose Credit Cards sections on page 29 in your September 30, 2024 Form 10-Q which indicate that no gain or loss is recognized when you purchase a private label credit product. Please provide us an illustrative example with supporting commentary of the accounting entries related to the purchase of a typical private label receivable to allow us to better understand the fair value measurements, the items recognized on your balance sheet and the resulting impact on your income statement. Noting your statement that no gain or loss is recognized, please clarify whether the immediate gain recognized from merchant fees is offset by a loss from the fair value measurement of a receivable with below market terms. If the fair value measurement is negative at recognition, please revise your disclosure to more clearly explain this.

Company Response:

The terms of consumer financial products vary, and the fair value of a receivable is calculated at the offer level based on the expected performance of such receivable. Below is an illustrative example of the accounting entries for the acquisition of a private label credit receivable. For ease, we assume that a consumer has applied and been approved for financing through our bank partner for the purchase of a $100 good from Vendor A. Further, we assume that the discounted cash flow analysis results in a fair value of $87.50 at the end of the same period. The fair value is determined by considering yields based on the consumer’s loan agreement with our bank partner and the expected payment, chargeoff, purchase (including associated merchant fees) and servicing rates experienced with similar assets. These inputs will then produce an expected cash flow associated with the receivable that is discounted using a rate that best approximates the return requirements used by third-party market participants. We have separately presented the entries associated with merchant fees as those fees are part of a transaction between us and our Retail Partners, separate from the acquisition of the receivable from our bank partner.

Dr. Loans at fair value	$100.00		Balance Sheet
Cr. Accounts payable and accrued expenses		$100.00	Balance Sheet
- To record the acquisition of receivable from Bank Partner
Dr. Accounts payable and accrued expenses	$100.00		Balance Sheet
Cr. Cash		$100.00	Balance Sheet
- To record settlement of the receivable purchase
Dr. Change in fair value of loans	$12.50		Income Statement
Cr. Loans at fair value		$12.50	Balance Sheet
- To record the impact of fair value from the discounted cash flow analysis

Net Income Statement Impact of loan acquisition (Income Statement)		$(12.50)
Loans at fair value at end of period (Balance Sheet)		$87.50

United States Securities and Exchange Commission February 6, 2025 Page 3

Separately, we charge our retail partners a fee to facilitate the above transaction. Merchant fees can vary based upon the value of the goods purchased from our retail partners, the consumer’s credit risk and the terms of our bank partner’s related product offering. In this example we will assume that the merchant fee is 12.5% of the principal amount of the receivable.

Dr. Cash		$12.50		Balance Sheet
Cr. Consumer loans including past due fees			$12.50	Income Statement
-To record the billing and collection of the merchant fee

Net Income Statement Impact of loan acquisition (Income Statement)	$12.50

We note that while the acquisition of the receivable from our bank partner results in a loss, it is often offset by a corresponding recognition of merchant fee income from our retail partners. In future filings, we will revise our disclosure to include the following in Note 6, "Fair Values of Assets and Liabilities."

The fair value of loans acquired from our retail partners are typically lower than the aggregate unpaid gross balance of the underlying loans due to loan originations by our bank partners that contain below market interest rates or fees charged to consumers. Under agreements with our bank partners, we are required to purchase these receivables for amounts that may be in excess of fair value. In these instances, a fair value assessment that is less than the purchase price of the receivable can occur on the date we initially acquire the receivable, resulting in a loss on acquisition of the receivable. This negative fair value assessment is included in Changes in fair value of loans on our Condensed Consolidated Statements of Income.

In most cases where we acquire these below market receivables, we charge merchant fees to our retail partners to facilitate the transaction and ensure we earn adequate returns. These merchant fees are based on the value of the goods purchased from our retail partners, the consumer’s credit risk and the terms of our bank partner’s related product offering. These fees are recognized upon completion of our services, which coincides with the funding of the loan by our bank partners. These merchant fees often offset the negative impact of the initial acquisition of the underlying receivable. As such, it is not always necessary for us to collect the aggregate unpaid gross balance of the underlying receivable to achieve desired returns.

3.

We note your response to prior comment 2. Noting that you purchase the receivable from your bank partner and you analogize to ASC 310-20 and believe that merchant fees are loan origination fees, please tell us how you considered the guidance in ASC 310-20-25-22 and -23 which states that designation of a fee as an origination fee for a loan that is purchased is inappropriate because a purchased loan has already been originated by another party.

Company Response:

While we used the term “origination fee” as an analogy for our merchant fee, we respectfully acknowledge the staff correctly points out that we are not the originator of the loans. However, we still believe the economics of the agreement with the retail partner, including the merchant fees, have been appropriately accounted for within our financial statements.

United States Securities and Exchange Commission February 6, 2025 Page 4

We partner with various retailers across the U.S. and are principally engaged in assisting our retail partners drive sales more efficiently by facilitating transactions between our retail partners and its consumers by connecting our bank partners with the retail partners’ consumers. We enter into separate agreements with our bank partners and retail partners to facilitate these services. We are obligated to purchase any receivables generated because of these programs from our bank partners. We separately negotiate and charge our retail partners a non-refundable merchant fee to facilitate these transactions. The merchant fee is derived based on the value of the goods purchased from our retail partners and considers factors such as the consumer’s credit risk and the terms of our bank partner’s related product offering.

We independently negotiate each agreement with separate counterparties and consider ourselves the principal in each agreement with our bank partners and retail partners. As such, we view the economic substance of our relationship with our retail partners as a service contract, and therefore, we recognize the merchant fee as income upon completion of our services. We acknowledge others in the industry who apply ASC 606 in accounting for similar fee arrangements. By analogy, we believe we have a single performance obligation to facilitate the transaction between the retail partner and its consumer and the merchant fee is recognized into income when the retail partner successfully confirms the transaction, as no remaining obligations exist under the contract. Each subsequent transaction (if any) represents a separate service under the contract with the retail partner and is subject to the same recognition criteria.

In future filings we will revise our disclosures to remove the reference to “origination fees” when describing the accounting for our merchant fees and include discussion of our merchant fees within Revenue from Contracts with Customers in Note 2 “Significant Accounting Policies and Consolidated Financial Statement Components”.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Changes in fair value of loans, page 25

4.

We note your response to prior comment 9 and revised disclosure in the “Changes in fair value of loans” section on page 29 of the September 30, 2024 Form 10-Q. Considering that “Changes in fair value of loans” typically includes two material items as disclosed in the fair value rollforward on page 14, please revise this disclosure in future filings to separately quantify and discuss each material component such as “Changes in fair value of loans at fair value, included in earnings” and “Change in fair value due to principal, finance, and fee charge-offs.”

Company Response:

The information provided in the rollforward in Note 6 “Fair Values of Assets and Liabilities” includes the impact of current period principal and finance chargeoffs that occurred during the period and that impact the balance sheet (and, by association, the consolidated statements of income). These chargeoffs are presented to provide additional information to the reader on the current period performance of the underlying receivables. These chargeoffs do not directly impact the calculation of fair value. The information provided on page 29 discusses the assumptions used in our fair value model that impact the ending value of the receivables based upon future expectations. We include a discussion on current period chargeoffs on page 35 under “Combined principal net charge-off ratio, annualized”.

United States Securities and Exchange Commission February 6, 2025 Page 5

In future filings, the Company will revise as follows to include this information below the table:

	Loans at Fair Value
	2024		2023
Balance at January 1,		$2,173,759		$1,817,976
Changes in fair value of loans at fair value, included in earnings	101,035		39,877
Changes in Loans at fair value due to current period principal charge-offs, net of recoveries (1)	(463,076)		(382,412)
Changes in Loans at fair value due to current period finance and fee charge-offs (1)	(187,120)		(162,970)
Total Changes in fair value of loans (2)		(549,161)		(505,505
Purchases (3)		1,969,259		1,801,802
Finance and fees, added to the account balance		785,847		701,784
Settlements		(1,868,085)		(1,766,064
Balance at September 30,(4)		$2,511,619		$2,049,993
Aggregate unpaid gross balance of loans at fair value		$2,654,112		$2,315,206
Change in unrealized losses for the period included in earnings (or changes in net assets) for assets held at the end of the period		$101,035		$39,877
(1)	Reflects the current period charge-offs (net of recoveries) of loans at fair value.
(2)	Total Changes in fair value of loans is included in our Condensed Consolidated Statements of Income.
(3)

Included in Purchases in the above table are merchant fees of $112,970 and $101,501 that were recognized in the Condensed Consolidated Statements of Income for the nine months ended September 30, 2024 and 2023, respectively.

(4)	As of September 30, 2024 and September 30, 2023, the aggregate unpaid principal balance included within loans at fair value was $2,420 million and $2,096 million, respectively.

Critical Accounting Estimates - Measurements for Loans at Fair Value, page 37

5.

We note your response to prior comment 11. Your responses indicate that you include expected subsequent purchases in your fair value measurements for receivables. Please tell us the amount of fair value related to expected subsequent purchases included in “Loans at fair value” as of December 31, 2023 and September 30, 2024. Additionally, please tell us how you considered whether your contractual obligation/right to purchase future receivables generated from the underlying account meets the definition of a financial asset in the ASC 310.

Company Response:

As part of the assessment of fair value for both our private label credit and general purpose credit card receivables, we follow the guidance of ASC 820-10-35-9. This guidance suggests that the inclusion of subsequent purchases in our valuation assessment would be appropriate as participants in the principal market (which would include banks or other licensed lenders within the same industry) would consider subsequent purchases as an assumption in pricing the asset. In our scenario, market participants include banks or other investors with access to banking relationships that would continue to acquire new receivables associated with the existing accounts. The acquirer would likely bifurcate their purchase price of the asset between the receivables they acquired and the perceived value of the acquired relationships. We do not believe we have an existing intangible asset associated with a right to purchase future receivables under ASC 310 absent this valuation (i.e. this intangible would be created by the purchaser upon sale of the assets). We do believe that the guidance in ASC 820 directs us to assume that the acquirer of the receivables would include this perceived value for those future purchase assumptions in order to maximize value. As such, we believe those assumptions should be included in our valuation of the asset as that best approximates the sale price of the asset in a market transaction.

United States Securities and Exchange Commission February 6, 2025 Page 6

We do not believe that it would be appropriate to provide separate disclosures of a liquidating portfolio of receivables and a separate valuation for the future purchase of receivables. This does not appear to be the intent under ASC 820 and could mislead a user of the financial statements into believing that two separate and unique marketable assets exist.

In future filings, we will include the following revised disclosure in Note 6 “Fair Value of Assets and Liabilities”

Loans at Fair Value.

The fair value of Loans at fair value is based on the present value of future cash flows using a valuation model of expected cash flows and the estimated cost to service and collect those cash flows. We estimate the present value of these future cash flows using internally-developed estimates of assumptions third-party market participants would use in determining fair value, including estimates of credit losses, payment rates, servicing costs, discount rates and yields earned on private label credit and general purpose credit card receivables. We forecast the cash flows underlying our fair value assessment based on the individual offer type (in the case of general purpose credit cards) or by specific offers at our retail partners (for private label credit). While overall product return requirements among the offer types may be similar, the individual product offerings necessary to achieve those returns is often unique to each offer and retailer based on several factors, including acceptance rates of the offers by consumers and underlying consumer performance data which varies by offer type. As the terms of our bank partner’s products are revolving in nature, allowing for additional purchases to the extent the underlying consumers have available credit, we include certain economic assumptions for subsequent purchases on existing consumer accounts. These assumptions are based on historical purchase activity noted in the same or similar asset types.

Note 6. Fair Values of Assets and Liabilities, page F-16

6.

We note your response to prior comment 15. To comply with the disclosure requirement in ASC 825-10-50-30.c, please tell us how you considered the guidance in ASC 825-10-45-5 that indicates that an entity may consider the portion of the total change in fair value that excludes the amount resulting from a change in a base market risk, such as a risk-free rate or a benchmark interest rate, to be the result of a change in instrument-specific credit risk.

Company Response:

The impact of the costs of capital affects multiple inputs in our model, all of which can have further carry on direct and indirect effects to other inputs and outputs of our fair value model. Increases (or decreases) in the cost of capital, not only could impact the fees and interest that our bank partners charge to our consumers (based on cardholder agreements) but could also impact our consumers’ ability to make payments due to increases in these fees and interest or due to other financial obligations they may have which have been affected by a change in market conditions.

United States Securities and Exchange Commission February 6, 2025 Page 7

For example, an increase in the risk-free rate could have the following impacts (all of which were experienced during the most recent cycle of federal fund rate increases):

●	Interest rates on consumer receivables in our portfolio that are tied to Federal Fund rates would increase;
●

On accounts where interest rates on consumer receivables in our portfolio are not tied to Federal Fund rates, other fees would be increased to offset the impact of the increased cost of capital, such as annual or monthly maintenance fees;

●	Payment rates would decrease as consumers adjust to increases in their cost of living due to the macro-economic effects of increases in the cost of capital;
●	Consumer default rates increase as minimum payment requirements increase;
●	Servicing costs for our assets would increase, both due to internal and external costs;
●	The returns required by third party market participants would increase which in turn impacts the discount rate used in our models.

As a result, there is not an effective or accurate way to isolate the impact of instrument-specific credit risk attributable to a single variable due to its impact on multiple co-dependent variables. Isolating impacts based on one model input without recognizing all the other potential impacts would produce an arbitrary and inaccurate reflection of the impact of this change and could be misleading to the reader.

*  *  *  *  *

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,

/s/ Paul Davis Fancher
Paul Davis Fancher

cc:	William R. McCamey (Atlanticus Holdings Corporation) Mitchell C. Saunders (Atlanticus Holdings Corporation)